UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2014
OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For The Transition Period From                      To                     .
Commission file number 001-13619

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BROWN & BROWN, INC.
EMPLOYEE SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BROWN & BROWN, INC.
220 SOUTH RIDGEWOOD AVENUE
DAYTONA BEACH, FLORIDA 32114

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees
Brown & Brown, Inc. Employee Savings Plan and Trust
Daytona Beach, Florida
We have audited the accompanying statements of net assets available for benefits of the Brown & Brown, Inc. Employee Savings Plan and Trust (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.
The accompanying supplemental schedule of assets (held at end of year) as of and for the year ended December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Respectfully submitted,

/s/ Hancock Askew & Co., LLP

Norcross, Georgia
June 25, 2015

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS
CASH	$3,451	$—
INVESTMENTS:
Participant directed—at fair value:
Registered investment companies (mutual funds)	340,717,332	307,368,187
Pooled separate account	53,595,461	51,529,552
Employer common stock	34,167,658	39,476,772
Personal choice retirement account	14,421,839	13,033,997
Total investments, at fair value	442,902,290	411,408,508
NOTES RECEIVABLES FROM PARTICIPANTS	9,619,162	9,280,622
RECEIVABLES:
Employer contributions	1,017,373	6,154,438
Participant contributions	3,294	13,923
Total receivables	1,020,667	6,168,361
TOTAL ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	453,545,570	426,857,491
PAYABLE TO PARTICIPANTS FOR EXCESS CONTRIBUTIONS	—	(408,207)
NET ASSETS AVAILABLE FOR BENEFITS, before adjustment	453,545,570	426,449,284
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(739,977)	(408,967)
NET ASSETS AVAILABLE FOR BENEFITS	$452,805,593	$426,040,317
See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014

ADDITIONS:
Investment income:
Dividend income	$15,944,432
Interest income	1,150,179
Other income	675,604
Net appreciation in fair value of investments	7,547,295
Total investment income	25,317,510
Interest on note receivables from participants	352,001
Contributions:
Participants	29,110,655
Employer	15,623,511
Rollovers from other qualified plans	5,357,206
Total contributions	50,091,372
Total additions	75,760,883
DEDUCTIONS:
Benefits paid to participants	48,233,278
Administrative expenses	765,042
Total deductions	48,998,320
NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	26,762,563
TRANSFERS IN	2,713
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	426,040,317
NET ASSETS AVAILABLE FOR BENEFITS —End of year	$452,805,593
See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.	DESCRIPTION OF THE PLAN
The following brief description of the Brown & Brown, Inc. Employee Savings Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General —The Plan is a defined contribution plan. Substantially all employees who are at least 18 years of age and who are expected to complete a year of service (1,000 hours) are eligible to participate in the Plan effective the first full payroll period after one month of service. The Plan is intended to assist Brown & Brown, Inc. and its subsidiaries (the “Employer”) in its efforts to attract and retain employees by enabling eligible employees who are U.S. citizens with the opportunity to invest a portion of their annual compensation in the Plan, augmented by employer contributions, to supplement the employees' retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Benefit Payments —Benefits under the Plan are payable upon normal (after age 65) or early (after age 59-1/2) retirement, death, disability, severe financial hardship, or termination of service and are based on the vested balance in the participant’s account. Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment, as defined in the Plan. If the participant’s vested account is $5,000 or less, the participant will be prompted to distribute his or her funds to another qualified plan in a timely fashion or be subject to an immediate lump-sum distribution.
Administration —The Plan is administered by a designated Plan Administrator (the “Administrator”), which has been appointed by the Board of Directors (the “Board”) of the Employer. Information about the Plan document, such as provisions for allocations to participants’ accounts, vesting, benefits, and withdrawals, is contained in the Summary Plan Description. Copies of this document are available on the employee benefits Web site accessible to employees of the Employer or from the Administrator. Schwab Retirement Plan Services, Inc (“Schwab”) serves as the recordkeeper of the Plan and Charles Schwab Trust Company, a division of Charles Schwab Bank (the “Trustee”) serves as the trustee of the Plan.
Administrative Expenses — All investment-related expenses are charged against Plan earnings or are paid by the Plan. All other expenses are paid by the Employer.
Contributions —Participants may elect to contribute, subject to certain limitations, any percentage of annual compensation as contributions to the Plan, up to the allowable limits specified in the Internal Revenue Code. Effective for Plan years beginning on or after January 1, 2014, the Plan has been amended to provide that the Employer will make a fully vested safe harbor matching contribution for each participant equal to the sum of (1) 100% of the participant’s elective deferrals that do not exceed 3% of compensation for the allocation period, plus (2) 50% of the participant’s elective deferrals that exceed 3% of compensation for the allocation period but do not exceed 5% of compensation for the allocation period. For plan years beginning before January 1, 2014, the Employer made matching contributions to the Plan of 100% of each participant’s contribution, not to exceed 2.5% of each participant’s eligible compensation on a pay-period basis.
The Plan permits the Board of Directors of the Employer to authorize discretionary profit-sharing contributions allocated to participants based on 1.5% of eligible compensation, up to a maximum of $255,000 of eligible compensation. No profit-sharing contributions were made in 2014.
Vesting —Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Employer matching contributions for plan years beginning before January 1, 2014, and for discretionary profit-sharing contributions are based on years of credited service and are subject to the following vesting schedule:

Years of Credited Service	Vested Interest

Less than 1	0%
1	20
2	40
3	60
4	80
5 or more	100

For Plan years starting on or after January 1, 2014, the forfeited balances of terminated participants’ non-vested accounts are no longer available to reduce employer matching contribution amounts. As of December 31, 2014, forfeited employee amounts available to offset future Plan expenses totaled approximately $499,000. No forfeitures were used in 2014 to offset Plan expenses.
For Plan years ending on or before December 31, 2013, forfeited balances of terminated participants’ non-vested accounts are available to offset Plan expenses and to reduce future Employer contributions. As of December 31, 2013, forfeited amounts available to offset future Employer contributions totaled approximately $575,000. During 2014, approximately $850,000 of forfeited amounts was used to offset Employer contributions receivable, relating predominately to the employer profit sharing contributions authorized in 2013 and funded in 2014.
Investment Income and Expenses —Each participant’s account shall be allocated the investment income and expenses of each fund based on the value of each participant’s account invested in each fund, in proportion to the total value of all accounts in each fund, taking into account any contributions to or distributions from the participant’s account in each fund. General expenses of the Plan not paid by the Employer and not attributable to any particular fund shall be allocated among participants’ accounts in proportion to the value of each account, taking into consideration each participant’s contributions and distributions.
The agreement between the Trustee and the Plan includes a revenue-sharing arrangement whereby the Trustee shares revenue generated by the Plan in excess of the Trustee's fee. These deposits are included in the "Other Income" amount in the Statement of Changes to Net Assets Available for Benefits. These funds are used to pay other plan expenses with any remaining amounts being reallocated to participants. During 2014, revenue of approximately $174,000 was deposited into the Plan related to this revenue sharing arrangement. Additionally $5,000 was deposited in 2014 due to a prior year adjustment. At December 31, 2014 and 2013, approximately $80,000 and $45,000, respectively, was available to be reallocated or pay plan expenses. During 2014, Plan expenses of approximately $144,000 were paid by these funds and $0 was reallocated to participants. The remaining $80,000 available as of December 31, 2014 was allocated to all participant accounts on or around February 5, 2015
Notes Receivable from Participants —A participant may borrow from his or her own account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Participants may not have more than two loans outstanding at any time, with a limited exception for grandfathered outstanding loans transferred to the Plan as a result of mergers of plans maintained by acquired companies. Loans, which are repayable each pay period for periods ranging generally up to five years (and up to 15 years for the purchase of a principal residence), are collateralized by a security interest in the borrower’s vested account balance. The loans bear interest at the rate of prime plus 1%, determined at the time the loan is approved. As of December 31, 2014, interest rates applicable to such loans ranged from 4.25% to 9.25%.

2.	USE OF ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates —The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Basis of Accounting —The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 and 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Payment of Benefits – Benefits are recorded when paid.
Valuation of Investments —The Plan’s investments in money market funds, mutual funds, Employer common stock, and the personal choice retirement account, which includes investments in mutual funds and common stock, are stated at fair value based on quoted market prices at year-end. The fair value of the pooled separate accounts is based upon the value of the underlying assets as determined by the Trustee’s valuation. The contract value of participation units owned in the pooled separate accounts is based on quoted redemption values, as determined by the Trustee, on the last business day of the Plan year. Participant loans are valued at cost, which approximates fair value.
The Plan invests in fully benefit-responsive investment contracts held in the Wells Fargo Stable Return Fund G as of December 31, 2014 and 2013. Investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as investments held during the year.
Fair Value Measurements—The Plan adopted a fair value measurement method that establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The fair values estimated and derived from each fair value calculation may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those utilized by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level within the fair value hierarchy the Plan investment assets and investment liabilities at fair value, as of December 31, 2014 and 2013. As required by Accounting Standards Codification Topic 820—Fair Value Measurements and Disclosures, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds):
Index funds	$93,380,732	$—	$—	$93,380,732
Value funds	61,578,891	—	—	61,578,891
Growth funds	54,131,527	—	—	54,131,527
Bond funds	56,162,539	—	—	56,162,539
Growth and Income funds	39,110,723	—	—	39,110,723
Asset Allocation/Retirement Strategy funds	36,352,920	—	—	36,352,920
Total - Registered investment companies(mutual funds):	340,717,332	—	—	340,717,332
Pooled separate accounts
Stable Value Fund	—	53,595,461	—	53,595,461
Employer common stock	34,167,658	—	—	34,167,658
Personal choice accounts
Cash	58,347	—	—	58,347
Money market funds	2,015,292	—	—	2,015,292
Registered investment companies (mutual funds	2,363,491	—	—	2,363,491
Common stock	6,242,076	—	—	6,242,076
Preferred stock	5,979	—	—	5,979
Pooled separate accounts	—	3,736,654	—	3,736,654
Total –Personal choice accounts	10,685,185	3,736,654	—	14,421,839
Total investments at fair value	$385,570,175	$57,332,115	$—	$442,902,290

	Investment Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds):
Index funds	$77,317,034	$—	$—	$77,317,034
Value funds	55,715,216	—	—	55,715,216
Growth funds	53,637,527	—	—	53,637,527
Bond funds	53,250,520	—	—	53,250,520
Growth and Income funds	37,074,715	—	—	37,074,715
Asset Allocation/Retirement Strategy funds	30,373,175	—	—	30,373,175
Total - Registered investment companies(mutual funds):	307,368,187	—	—	307,368,187
Pooled separate accounts
Stable Value Fund	—	51,529,552	—	51,529,552
Employer common stock	39,476,772	—	—	39,476,772
Personal choice accounts
Cash	44,843	—	—	44,843
Money market funds	1,916,055	—	—	1,916,055
Registered investment companies (mutual funds	2,228,576	—	—	2,228,576
Common stock	5,371,866	—	—	5,371,866
Preferred stock	4,543	—	—	4,543
Pooled separate accounts	—	3,468,114	—	3,468,114
Total –Personal choice accounts	9,565,883	3,468,114	—	13,033,997
Total investments at fair value	$356,410,842	$54,997,666	$—	$411,408,508

Risks and Uncertainties—Investments —The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	INVESTMENTS
The fair value of individual investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013, respectively, are summarized as follows:

	2014	2013

Employer common stock	$34,167,658	$39,476,772
Harbor Capital Appreciation Fund	36,641,960	33,805,865
Invesco Growth and Income R5 Fund	37,516,472	33,676,544
Pimco Total Return Bond Administration Fund	28,547,805	29,305,120
Vanguard Institutional Index Fund	64,077,672	54,643,927
Wells Fargo Stable Return Fund G*	53,595,461	51,529,552

*	Wells Fargo Stable Return Fund G is shown at fair value. Contract Value was $52,855,484 and $51,120,585 at December 31, 2014 and 2013, respectively.

During the year ended December 31, 2014, the fair value of the Plan’s investments appreciated (depreciated) in the amounts shown:

Amount

Mutual funds	$5,225,733
Employer common stock	1,649,276
Pooled separate accounts	672,523
Personal choice retirement accounts	(237)
Net appreciation in fair value of investments	$7,547,295

4.	INVESTMENT PROGRAMS
As of December 31, 2014, contributions to the Plan were invested in one or more of various investment fund options, including money market funds, mutual funds and Employer Company stock, at the direction of each participant. The Plan also allows participants to invest in the Charles Schwab & Co. Personal Choice Retirement Account, which enables each participant to self-direct his or her money into a full range of investment options, including individual stocks and bonds, as well as allowing access to over 800 additional mutual funds. The Charles Schwab & Co. Personal Choice Retirement Account is presented as “self-directed investments” in the accompanying statements of net assets available for benefits.
One investment in the Plan is a guaranteed pooled separate account managed by Wells Fargo Bank called the Stable Return Fund G (the “Stable Return Fund”), which invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (such as separate account contracts and synthetic GICs) with similar characteristics. The Stable Return Fund investment in each contract is presented at fair value. The fair value of a GIC is based on the present value of future cash flows using the current discount rate. The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee.
An adjustment is made to the fair value in the statements of net assets available for benefits to present the investment at contract value. Contract value is based upon contributions made under the contract, plus interest credited, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is effective for a 12-month period and is set annually. The crediting interest rate is determined based on (i) the projected market yield-to-maturity of the market value of assets, net of expenses, (ii) the timing and amounts of deposits, transfers, and withdrawals expected to be made during the interest crediting period, and (iii) the amortization of the difference between the fair value of the pooled separate account and the balance of the Stable Return Fund. The crediting interest rate for the Stable Return Fund for the years ended December 31, 2014 and 2013, was 1.64% and 1.52%, respectively. The average yield for the Stable Return Fund for the years ended December 31, 2014 and 2013, was 1.40% and 1.36%, respectively.
There is no event that limits the ability of the Plan to transact at contract value with the issuer. There are also no events or circumstances that would allow the issuer to terminate the fully benefit-responsive investment contract with the Plan and settle at an amount different from contract value.

5.	PARTY-IN-INTEREST TRANSACTIONS
The Plan’s investments include Brown & Brown, Inc. common stock, which represents party-in-interest transactions that qualify as exempt prohibited transactions. Additionally, through the personal choice retirement account, certain investments are managed by affiliates of the Trustee of the Plan.
The Plan issues notes to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

6.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Employer may terminate the Plan at any time, either wholly or partially, by notice in writing to the participants and the Trustee. Upon termination, the rights of participants in their accounts will become 100% vested. The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

7.	FEDERAL INCOME TAX STATUS
Effective July 1, 2009, the sponsor adopted the 401(k) non-standardized prototype plan sponsored by the Charles Schwab Company. Prior to January 1, 2011, the Plan was entitled to limited reliance on the opinion letter received by Schwab from the Internal Revenue Service with respect to compliance with the form requirements of the Internal Revenue Code of 1986, as amended (“IRC”). Effective January 1, 2011, the Plan was amended and restated as an individually-designed plan with a portion of the Plan designated as an employee stock ownership plan. An application for a determination letter from the Internal Revenue Service was submitted on August 9, 2012 and is pending. The Plan’s management believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC and regulations issued thereunder and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax exempt.
Accounting principles generally accepted in the United States of America require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is not subject to income tax examinations for years prior to 2011.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2014

Identity and Description of Issues	Current Value
Participant directed:
Mutual funds:
American Beacon Small Cap Value Fund	$11,462,762
American Funds Europacific Growth Fund	19,003,501
Harbor Capital Appreciation Fund	36,641,960
Harbor International Fund	18,809,847
Invesco Growth and Income Fund	37,516,472
JP Morgan Mid Cap Value Fund	12,599,658
Loomis Sayles Small Cap Growth Fund	8,532,785
Morgan Stanley Mid Cap Growth Fund	8,956,782
PIMCO Real Return Bond Administration Fund	14,779,828
PIMCO Total Return Bond Administration Fund	28,547,805
Vanguard Institutional Index Fund	64,077,672
Vanguard Mid Cap Index Fund	11,377,253
Vanguard Small Cap Index Fund	9,427,780
Vanguard Target Retirement 2015 Fund	3,715,553
Vanguard Target Retirement 2020 Fund	6,917,582
Vanguard Target Retirement 2025 Fund	6,895,722
Vanguard Target Retirement 2030 Fund	6,154,097
Vanguard Target Retirement 2035 Fund	4,727,651
Vanguard Target Retirement 2040 Fund	2,375,284
Vanguard Target Retirement 2045 Fund	3,321,278
Vanguard Target Retirement 2050 Fund	2,245,752
Vanguard Target Retirement Income Fund	1,297,374
Vanguard Total Bond Market Index Fund	12,834,906
Vanguard Total International Stock Index Fund	8,498,028
Total mutual funds	$340,717,332
Pooled separate account—at fair value— Wells Fargo Stable Return Fund G	$53,595,461
* Employer common stock—at fair value	$34,167,658
Self-directed:
Personal choice retirement account:
* Money market fund—at fair value— Charles Schwab Money Market Funds	$2,015,293
Non-interest-bearing cash	$58,346
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2014

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Corporate common stocks—at fair value:
AT&T Inc	$27,248
Abattis Bioceuticals	4,425
Abbott Laboratories	2,505
AFLAC	1,743
Alamo Group Inc	19,544
Ablemarle Corp	421
Alibaba Group Hldg A	216,715
Alliant Energy Corp	14,945
Allianz SE ADR	1,160
Alpha Natural Resources	2,505
Amazon Com Inc	14,586
Ambarella Inc	7,608
Ambev SA ADR	3,110
American Diversified Holdings Inc	1,972
American Axel & Manufacturing Hldg	1,355
American Capital Agency	3,476
American Express Co	27,912
American International Group	28,005
Apple Inc	310,641
Arch Cap Group Ltd New F	47,280
Archer Daniels Midland Co	2,375
Axxess Phara Inc.	62
B C E Inc New	13,758
Baidu Com Inc ADR.	11,399
Baker Hughes Inc	5
Banco Latinoamericano	2,184
Banco Santander Cent ADRF	950
Bancolumbia S.A. ADR	144
Bank of America Corp	254,226
Bank of New York Co New	2,693
BASF SE ADR	1,668
Bayerische Motoren Werke A G	1,069
BBX Capital Corp	263
Berkshire Hathaway B New	206,456
Bioadpatives Inc	1
Blackrock Inc	103,692
Block H & R Inc	1,010
Blue Nile Inc	7,202
Boeing Co	7,506
BP PLC ADR	162,010
Brinker International Inc	22,947
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2014

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Buffalo Wild Wings Inc	$18,038
Calamp Corp	10,065
California Res Corp	849
Canadian Natl Ry Co	70,977
Cara Therapeutics Inc	997
Cardinal Health Inc	24,219
Caterpillar Inc	2,195
Cheniere Energy Inc New	3,520
Chevron Corp	37,527
China Precision Stl New	53
Chinacache Intl Hldg ADRF	4,595
Chipotle Mexican Grill	34,226
Cincinnati Financial CP	13,673
Cinedigm Corp CL A	65
Cisco System Inc	15,249
Citigroup Inc	41,283
Citrix Systems Inc	63,800
Clearsign Combustion	15,393
Coca Cola Company	6,333
Comcast Corp A	53,253
Conagra Foods Inc	17,996
ConocoPhillips	24,856
Continental Resources	1,343
Cooper Tire & Rubber Co	10,926
Corning Inc	18,001
Costco Whsl Corp New	16,638
Cracker Barrel Old Ctry	5,630
Cray Inc	379
CSX Corp	36,230
Cyberark Software Ltd F	15,860
Delta Air Lines Inc New	5,411
Deutche Bank New	1,651
DHT Holdings Inc New	1,213
Diageo PCL	5,705
Disney Walt Hldg Co	6,782
Dow Chemical Company	1,157
Dryships Inc	530
Du Pont E I De Nemours & Co	1,500
Dunkin Brands Group Inc	4,474
E M C Corp Mass	28,253
E O G Resources Inc	27,621
Eaton Corp PLC	33,980
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2014

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Corporate common stocks—at fair value:
El Capitan Precious Metal	$10
El Pollo Loco Hldgs	12,481
Elephant Talk Communications Corp New	42
Endexx Corporation	370
Energous Corp	5,480
Energy Focus Inc New	4,126
Envision Healthcare	69,380
Eworld Companies Inc New	36
Express Scripts Holding Company	33,868
Extreme Networks Inc	6,531
Exxon Mobil Corporation	170
Facebook Inc Class A	166,729
Fiat Chrysler Automobiles New	266
Figo Ventures Inc	8
Fireeye Inc	37,107
Ford Motor Company New	52,884
Freddie Mac Voting Shs	2,060
Freeport-McMoran Copper & Gold	11,516
Fresh Market Inc	8,240
Gale Force Pete	6
General Electric Company	39,739
Generex Biotechnology Corp Del	165
Gilead Science Inc	3,770
Glaxosmithkline PLC ADRF	1,069
Glemark Capital Cor	532
Globalstar Inc	4,744
Gogo Inc	5,786
Goldman Sachs Group Inc	1,378
Google Inc	11,054
Google Inc Class A	40,861
GoPro Inc	59,111
Grainger W W Inc	25,489
Greenbrier Co	1,075
Groupon Inc Cl A	1,239
GT Advanced Techs Inc	166
GW Pharmaceutic PLC	10,152
Hain Celestial Group	29,145
Halliburton Co Holding Co	257,612
Hangover Joes Holding Co	1,807
Harley Davidson Co	6,591
Harman Intl Industries Inc New	10,671
Hartford Financial Services Group Inc	417
Health Care Real Estate Invt Trust	6,779
Helmerich & Payne Inc	1,379
Herbalife Ltd	1,885
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2014

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Hertz Global Hldgs Inc	$2,494
Highbank Resources	271
Home Depot Inc	89,225
Homeinns Hotel Group ADR F	6,004
Honda Motor Co Ltd ADR	1,033
Honeywell International	4,996
Hormel Foods Corp	8,890
Imageware Systems Inc	12,000
Infineon Tech AG ADR	1,331
Infinite Group Inc New	80
Intel Corp	22,942
JP Morgan Chase & Co	22,122
JA Energy	25
Jack in the Box Inc	7,996
JD.Com Inc	18,512
Johnson & Johnson	27,201
Joint Corp	638
K L A Tencor Corp	1,055
Kandi Technologies Corp	1,401
Kinder Morgan Holdco LLC	82,170
Kirin International Holdings	50
Kraft Foods Group Inc	1,253
Kroger Co	5,615
Landec Corp	6,905
Las Vegas Sands Corp	363,450
Leapfrog Enterprises Inc	4,720
Lendingclub Corp	2,530
Lighting Science Group New	276
Limelight Networks Inc	404
Lorillard Inc	1,038
Lowes Companies	16,856
Maiden Holding Ltd	806
Main Str Cap Corp	29,359
Mannkind Corp	50,325
Marathon Oil Corp	1,132
Mastercard Inc	25,848
McDonalds Corp	12,533
MCIG Inc	129
McKesson Corporation	72,653
Medical Marijuana Inc	1,139
Medicines Company	13,835
Medley Capital Corp	3,959
Medtronic Inc	1,904
Melco Public Entertainment Ltd ADR	2,540
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2014

Identity and Description of Issues	Current Value
Merck & Co Inc New	$13,914
Microchip Technology	29,322
Micron Technology Inc	3,501
Microsoft Corp	92,183
Mobileye N V Amstelveen	101,400
Mol Global Inc ADR	305
Molycorp Inc	528
Monster Beverage Corp	10,835
Mosaic Co	18,285
National Grid Plc ADR	2,544
Netflix Inc	17,422
New York Cmnty Bancorp	13,187
Next Generation Mgmt	23
Nextera Energy Inc	31,887
Nike Inc	19,230
Noble Corp Plc	18,543
Noble Energy Inc	1,662
Nordic American Tanker Shipping	10,070
Nordic American Offshore Ltd	98
Northeastern Utilities	14,718
Novartis AG	13,899
NRG Energy Inc New	167
NXP Semiconductors NV	45,840
Oasis Petroleum Inc	4,962
Occidental Pete Corp	23,135
Ocean Rig Underwater Inc F	28
On Deck Cap Inc	2,243
Oracle Corporation	29,231
Orbit Intl Corp	79
Orbit Worldwide Inc	14,172
Paragon Offshore PLC	922
PEI Worldwide Holdings	20
Penn West Pete Ltd New F	10,400
Pennantpark Investment Grp	4,886
PepsiCo Inc	14,184
Perk International	3,370
Petron Energy II Inc New	54
Pfizer Incorporated	36,446
Philip Morris Intl Inc	42,122
Phillips 66	6,460
Pioneer Natural Res Co	1,191
PNC Financial Services Gp Inc	29,650
PositiveID Corp New	239
Potash Corp of Saskatchewan Inc	10,596
Premium Brands Holdings	3,151
Procter & Gamble	15,941
Prospect Energy Corp	18,407
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2014

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Qualcomm Inc	$33,851
R P C Inc	11,084
Rare Element Resources	190
Realty Income Corporation	6,761
Renren Inc ADR F	628
Restaurant Brands Intl	4,685
Revolution Lighting Technologies Inc	24,300
Rock-Tenn Co Cl A	6,098
Rockwell Automation Inc	30,580
Royal Bank of Canada MontrealQue	12,087
Schlumberger LTD	42,705
SeaWorld Entertainment	5,692
Siemens A G ADR	1,120
Sina Corporation	7,482
Smith & Wesson Holding Corp	616
Sodastream International	2.012
Sony Corp ADR	1,433
Southern Co	8,625
Southwest Airlines Co	131,192
Spongetech Delivery Sys	2
Sprint Corporation	8,354
Starbucks Corp	16,410
Statoil Asa ADR	1,215
Stryker Corp	34,430
SunTrust Banks Inc	4,357
Target Corporation	2,951
Taser International Inc	18,536
TCP Capital Corp	12,300
Telestone Technologies	5
Telupay International Inc	11
Terra Nitrogen Co LP	7,310
Terra Energy Res Ltd	380
Tesla Motors Inc	36,698
Textmunication Holdings	15
Theralase Technologies	108,843
Tital Medical Inc	576
Titan International Inc	77,944
Tonix Pharma Hldgs New	1,168
Toronto Dominion Bank	13,140
Travelers Companies Inc	3,804
TravelZoo Inc New	5,048
Trilliant Expl Corp	2
Twitter Inc	153,990
Tyson Foods Inc Class A	9,872
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2014

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Under Armor Inc CL A	$169,750
Uni Pixel Inc New	5,121
Unilever PLC ADR New	8,096
United Parcel Service B	55,585
United States Steel Corp	2,677
United Technologies Corp	28,750
Unitek Global Svcs New	204
V F Corporation	7,490
Valero Energy Corp New	440
Vape Holdings Inc	178
Vapor Group Inc	96
Venaxis Inc	1,901
Verizon Communications	119,889
Vipshop Holdings Ltd ADR	9,770
Virnetx Holding Corp	1,098
Visa Inc Cl A	58,995
Vivus	432
VMWare Inc Cl A	24,756
Wal-Mart Stores Inc	1,750
Walter Industries Inc	690
Waste Management Inc Del	2,651
Wells Fargo & Co New	7,387
Western Lithium USA	253
Whole Foods Market Inc	2,723
Windstream Holdings Inc	165
Wynn Resorts	14,876
XL Group PLC	3,437
Xoma Corp	3,590
Yahoo Inc	25,255
Yelp Inc Class A	1,861
Youku.com Inc ADR F	7,112
Zoned Properties Inc New	12
Zynga Inc	9,975
1st NRG Corp New	400

Total corporate common stocks	$6,242,092
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2014

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Mutual funds:
Advisorone Cls Domestic Eqty New	$478
Advisorone Cls Glbl Aggr Eqty New	1,034
Advisorone Cls Glbl Divers Eqty New	1,559
Advisorone Cls Glbl Gwth Eqty New	600
Advisorone Cls Intl Eqty New	317
American Funds Washington Mutual F-1	15,853
American Century One Choice 2025 Inv	51,395
AMG Yacktman Fund Service Class.	8,349
AMG Yacktman Focused Fund Service Class	16,471
Apollo Investment Corp	1,195
Artisan Global Eqty Fd Inv	11,274
Artisan International Fund Inv	10,960
Blackrock Strat Inc Oppty Port Inv A	80,684
Brown Advisory Growth Equity Investor	15,498
Delafield Fund	36,131
DFA Intl Small Cap Value Port Instl	8,592
DNP Select Income Fund	21,212
Doubleline Total Return Bond Fund N	26,918
Eaton Vance Floating Rate Fund A	56,687
Federated Short-Term Income Fund Instl	19,032
Fidelity Low Priced Stock	35,571
Fidelity New Millenium Fund	20,445
Fidelity Small Cap Discovery	4,668
GAMCO Global Gold Natural	11,561
Goldman Sachs N-11 Equity Fund Class A	10,904
Goldman Sachs Strategic	30,281
Hennessy Gas Utility Index Fd Inv CL	3,755
Janus Global Life Sciences T	42,303
JHancock Disciplined Value Mid Cap A	17,317
Matthews Asia Dividend Fund	9,698
Matthews Japan Fund	13,944
Meridian Growth Fund Legacy	31,657
Nicholas Fund, Class I	3,390
Oakmark Equity Income Fund I	121,490
Oakmark International Fund I	38,705
Pacific Financial Core Eqty FD Inv CL	152,873
Pacific Financial Explorer FD Inv CL	91,447
Pacific Financial Strat Cons Inv C	58,802
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2014

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Mutual funds:
Parnassus Equity Income Fund Inv	$42,833
Perkins Global Value Fund Class T	9,790
Permanent Portfolio	2,458
PIMCO Real Estate Real	49,984
Principal Real Estate I	653
Prudential Jennison Health Sciences A	24,548
Ridgeworth Large Cap Value Equity I	19,588
Rydex Biotechnology FD Inv Class	51,431
* Schwab AMT Taxfree Money Fund	487,000
* Schwab Core Equity Fund	58,312
* Schwab Dividend Equity Fund	73,763
* Schwab Health Care Fund	42,169
* Schwab Hedged Equity Fund	38,869
* Schwab International Core Equity Fund	62,504
* Schwab Large-Cap Growth	39,341
* Schwab S & P 500 Index Fund – Select S	61,372
* Schwab Short Term Bond Market Index Fund	29,523
* Schwab Small Cap Index Select	37,373
* Schwab 1000 Index Fund	21,072
T Rowe Price Personal Strat Balanced	159
Thornburg Ltd Term Income A	61,360
Vanguard Equity Income Fund	19,316
Vanguard Global Equity Fund Investor	17,204
Vanguard Inflation Protected Sec Fund	11,434
Voya Corporate Leaders Trust Fund	2,993
Wells Fargo Advantage Discovery Fund	15,392
Total mutual funds	$2,363,491
Personal choice retirement account (continued):
Preferred Stock:
Gabelli Equity Trust Inc.	$4,961
Magnum Hunter Res 8% Pfd.	1,018
Total preferred stock funds	$5,979
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2014

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Unit Trust:
Barclays Bank PLC iPath ETN	$71,276
Claymore Exchange Traded Fund	224
Direxion Large Cap Bull 3X Shares (ETF)	4,386
EGA Emerging Global	9,984
EGShares Beyond BRIC’sETF	12,930
ETFS Physical Silver Tr	772
iShares Floating Rate Note Fund	81,420
iShares Emerging Markets Dividend Index Fund	73,269
iShares Aaa A Rated Corporate Bond Fund	14,809
iShares Enhanced US Large-Cap ETF	113,730
iShares MSCI USA Momentum Factor ETF	27,224
iShares Enhanced US Small-Cap ETF	175,747
iShares Enhanced Short Maturity Bonds ETF	190,626
iShares Global ex USD High Yield Corporate Bond ETF	75,704
iShares High Dividend Equity Fund	137,160
iShares MSCI EAFE Minimum Volatility ETF	133,334
iShares MSCI USA Minimum Volatility ETF	174,955
iShares MSCI Emerging Markets Minimum Volatility ETF	76,734
iShares MSCI Germany Index Fund	27,903
iShares MSCI Hong Kong Index Fund	26,969
iShares Russell 2000 Index Fund	37,441
iShares Russell Midcap Growth Index Fund	14,730
iShares S&P US Preferred Stock Index Fund	136,778
iShares Silver Trust	1,130
iShares Gold Trust	28,314
iShares Dow Jones Select Dividend Index Fund	115,686
iShares Core US Aggregate Bond ETF	137,865
iShares Barclays Aggregate Bond Fund	137,799
iShares Barclays 7-10 Year Treasury	22,682
iShares Barclays Intermediate Credit Bond ETF	245,446
iShares Dow Jones EPAC Select Dividend Index Fund	150,123
iShares Russell 1000 Growth Index Fund	169,899
iShares JP Morgan Emerging Markets Bond Fund	131,871
iShares iBoxx $ High Yield Corporate Bond Fund	131,981
PowerShares QQQ Trust, Series 1 ETF	173,667
PowerShares Exchange-Traded Fund Trust II	30,292
PowerShares DB Commodity Index Tracking Fund	34,354
ProShares Ultra Bloomberg Crude Oil Index Fund	342
* Schwab US Broad Market ETF	16,129
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2014

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Unit Trust:
SPDR Materials Select Sector Index Fund	$26,719
SPDR Gold Shares	56,790
SPDR Dow Jones Global Select Real Estate Securities Index Fund	13,555
SPDR S&P Dividend ETF	16,075
Spdr Trust Unit Ser 1 Exp 1/22/2118	92,082
United States 12 Month Natural Gas ETF	28
Vanguard Total International Bond ETF	14,446
Vanguard Dividend Appreciation ETF	68,418
Vanguard Small Cap Value ETF	5,743
Vanguard Global ex-US Real Estate ETF	40,515
Vanguard MSCI Emerging Markets ETF	17,369
Vanguard S&P 500 Growth ETF	20,002
Vanguard S&P Small-Cap 600 Growth ETF	10,486
Vanguard Specialized Fds	46,413
Vanguard Tax-Managed MSCI EAFE ETF	35,077
Vanguard Total Stock Market ETF	79,500
WisdomTree Asia Local Debt ETF	13,608
WisdomTree India Earnings ETF	28,180
WisdomTree SmallCap Dividend	5,963
Total unit trust funds	$3,736,654
Market Value Adjustment	(16)
Total personal choice retirement account	$14,421,839
* Notes Receivables from participants - Various maturities, interest rates from 4.25% to 9.25%.................................	$9,619,162
TOTAL ASSETS HELD FOR INVESTMENT	$452,521,452

*	A party-in-interest (Note 5).
Cost information is not required to be provided as these investments are participant-directed.
(Concluded)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BROWN & BROWN, INC.
EMPLOYEE SAVINGS PLAN AND TRUST

	By:	BROWN & BROWN, INC.

Date: June 25, 2015	By:	/S/ JAMES LANNI
James Lanni
Director of Taxation

EXHIBIT INDEX

Exhibit	Document

23	Consent of Independent Registered Public Accounting Firm

99.1
Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This Certification shall not be deemed to be “filed” with the Commission or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that such Certification be incorporated by reference into a filing under the Securities Act of 1934, as amended, or the Exchange Act of 1933, as amended.

99.2
Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This Certification shall not be deemed to be “filed” with the Commission or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that such Certification be incorporated by reference into a filing under the Securities Act of 1934, as amended, or the Exchange Act of 1933, as amended.